

June 22, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 629-7676

Tana L. Pool
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

> **Re:** **Quanta Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 29, 2007**
> **File No. 333-142279**
> **Quanta Services, Inc., Form 10-K for the year ended 12/31/2006**
> **Filed February 28, 2007**
> **File No. 001-13831**

Dear Ms. Pool:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 of our letter dated May 17, 2007. Please advise us as to why the projections are not material.

Comparative Quanta and Infrasource Market Price Data, page 23

2. Please provide equivalent per share data for InfraSource stock as of March 16, 2007, as required by Item 3(g) of Form S-4.

The Merger, page 33
Background of the Merger, page 33

3. We note your response to comment 17 of our letter dated May 17, 2007. Please revise your disclosure regarding the December 8, 2005, meeting to clarify that no

specific acquisition proposal was made at that time. Please also revise your discussion to disclose the parameters of the "possible acquisition of InfraSource by Quanta" that were discussed at the board meeting.

4. We note your response to comment 19 of our letter dated May 17, 2007. Please revise your discussion to disclose that you were not involved in discussions with any alternative parties to Quanta after February 2006.

Opinion of Quanta's Financial Advisor, page 46
Selected Company Analysis, page 50

5. We note your response to comment 26 of our letter dated May 17, 2007. Please revise your discussion to disclose whether other companies meeting the stated criteria (publicly traded, similar industry with similar lines of business, and market value between $550 million and $1.1 billion) were identified by Credit Suisse in its analysis. If so, please revise to name these companies and to disclose why each was determined to be incomparable to InfraSource or Quanta.

Opinion of InfraSource's Financial Advisor, page 51
Analysis of InfraSource, page 53
Comparable Public Companies Analysis, page 54

6. Please respond to prior comment 26 with respect to the comparable public companies analysis performed by Citigroup in its evaluation of InfraSource.

Analysis of Quanta, page 55
Comparable Public Companies Analysis, page 55

7. We note your response to comment 26 of our earlier comment letter with respect to Citigroup's comparable public companies analysis of Quanta. Please briefly expand the discussion of Quanta's unique characteristics that set it apart from the companies included in Citigroup's analysis of InfraSource. In addition, please briefly discuss the utility of a comparable public companies analysis that evaluates only the parties to the transaction.

Discounted Cash Flow Analysis, page 56

8. We note the statement that the selected terminal EBITDA multiple range "was based on the historical and current range of multiples for publicly traded companies." Please revise to clarify whether the companies included in calculating the range were the same as in the Comparable Public Companies Analysis or in another analysis performed by Citigroup. If companies other than InfraSource and Quanta were used, please briefly address why such companies

terminal 2011E EBITDA multiples were useful to this analysis in light of such companies' exclusion from the Comparable Public Companies Analysis due to "Quanta's unique growth characteristics, operations profile and end markets served."

Financial Statements
Notes to Unaudited Pro Forma combined Financial Statements
Note 2(a) – Purchase Price, page F-6

9. We note your response to our previous comment 38 and appreciate the additional information about acquired backlog. We have the following additional comments:

    • Pro forma Note 2(f) states that the acquired backlog has a weighted average life of 2.28 years. However, we read on page 6 of InfraSource's December 31, 2006 Form 10-K that they expected to complete about two-thirds of their backlog during 2007. Please tell us whether your calculation of weighted average life for backlog differs from what InfraSource relied upon in creating its 10-K disclosure, and if so, please explain how and why. In this regard, we read in your response that you assigned a 19 year useful life to acquired backlog related to Telecommunications Services, and it is unclear to us why such a long life would be appropriate.

    • Please explain to us in more detail how you considered InfraSource's master service agreements in calculating acquired backlog. If your methodology differs from the disclosures on page 6 of InfraSource's 10-K, please explain how and why. In this regard, we note your response to our prior comment 42.

    • Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource's backlog. If your valuation included any consideration of whether the acquired backlog contracts were favorable or unfavorable compared to the market or compared to "normal" margins, please explain this to us in reasonable detail. Refer to paragraphs B171 through B174 of SFAS 141.

10. We note your response to prior comments 38 and 39 concerning acquired customer relationships and have the following comments:

    • We read in your response that you expect the estimated attrition rates of InfraSource's customers to be "relatively low." Please explain to us in more detail how you estimated this attrition rate, including whether it is based on InfraSource's historic attrition rate.

    • Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource's customer relationships. If your valuation included any consideration of whether the resulting cash flows were favorable or unfavorable compared to the market or compared to "normal" margins, please explain this to us in more detail.

- Please tell us whether you and InfraSource have any overlap in customers, and if so, please tell us how or if this overlap affected your valuation of acquired customer relationships. Please refer to the guidance on valuing customer related intangible assets in Chad Kokenge's speech at the 2003 AICPA National Conference on Current SEC Developments, available on our website at www.sec.gov/news/speech/spch121103cak.htm, and Pam Schlosser's speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, available on our website at www.sec.gov/news/speech/spch120505ps.htm.

11. We read in Note 1 to InfraSource's December 31, 2006, financial statements that InfraSource's historic intangible assets include acquired volume agreements. Please tell us if or how these volume agreements are included in your valuation of InfraSource's backlog or other customer relationships.

Item 22. Undertakings, page II-3

12. We note your response to comment 41 of our letter dated May 17, 2007. Please revise to also provide the undertaking required by Items 512(a)(5)(ii) and (6) of Regulation S-K.

Quanta Services, Inc., Form 10-K for the year ended 12/31/2006
Management's Discussion and Analysis
Results of Operations, page 27

13. We note your response to our prior comment 44. Since you state that you do not separately track gross margins for each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services, if you provide disclosure in future filings similar to that provided in your 10-K such that you separately address the gross margins for these types of customers and services, please revise to briefly explain how you derived your information on gross margins. We believe this provides important context to your readers.

Critical Accounting Policies – Valuation of Intangibles and Long-Lived Assets, page 36

14. We note your response to our prior comment 47. Please refer to paragraph 47 of SFAS 142 and to our Release 33-8350. Your 2006 impairment of goodwill had a significant impact on your income statement and therefore merits a reasonably detailed explanation to your investors. Revise future filings, either here or in the footnotes to your financial statements, to provide greater context around this impairment and more insight into whether or how this impairment impacts the likelihood of future impairments. We continue to believe that it provides useful

information to your readers to disclose that $30.2 million of goodwill remains at this reporting unit and to briefly explain why that goodwill balance was not impacted by the current impairment. Given your disclosure at the top of page 37 and in Note 2 to your financial statements that the impairment was associated with a business that has historically served the cable television industry, we continue to believe that it provides useful information to your readers to provide context as to whether management believes the current impairment signals an increased likelihood of future similar impairments at your other businesses that serve the cable television industry. In this regard, information similar to that provided in your response concerning the other industries served by these reporting units would appear appropriate for this disclosure.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page 52

15. We note your response to our prior comment 49 and the disclosures in your 10-K. Based on your response, it appears that you recognize revenue for non-fixed price design and/or installation contracts as services are provided and not under the percentage of completion method. Furthermore, the final sentence of your response appears to indicate that when you recognize revenue as services are provided, you may calculate the amount of revenue to be recognized using some form of input-based approach, such as costs or time and materials. Since you are not accounting for these non-fixed price construction contracts under the percentage of completion method, please help us to understand how you determined that it was appropriate to use an input-based approach to measure revenue recognition, and the accounting guidance that you are relying upon. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

16. Your response to our prior comment 49 also appears to indicate that you recognize revenue from maintenance contracts as services are provided, and that you may measure this using some form of input-based approach, such as costs or time and materials. It is unclear to us how you determined that it was appropriate to use an input-based approach to measure revenue recognition for maintenance services. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please advise, or demonstrate to us that there is no material difference between this method and measuring revenues using proportional performance or output-based measures, and revise your accounting policy in future filings.

17. We read in your response to our prior comment 49 that you enter into contracts that contain both installation and maintenance obligations. Please explain to us in

more detail how you determine the amount of revenue related to each and the accounting guidance that you are relying upon.

18. We read in your response to our prior comment 50 that substantially all significant materials on contracts that you account for under percentage of completion are provided by the customer. Please revise your accounting policy in future filings to disclose this fact and to clarify whether these customer-furnished materials are included in your contract revenues and costs. Refer to paragraph 60 of SOP 81-1.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine B. LaFollette (*via facsimile* 713/236-0822)
        Mark Zvonkovic
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP
        1111 Louisiana Street, 44th Floor
        Houston, Texas 77002